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United States Securities and Exchange Commission

Division of Corporation Finance

Office of Merger & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Shane Callaghan, Esq.,

Daniel Duchovny, Esq.

RE:	R1 RCM Inc.

Schedule 13E-3 filed September 3, 2024

File No. 005-93697

Preliminary Proxy Statement on Schedule 14A filed August 30, 2024

File No. 001-41428

Dear Messrs. Callaghan and Duchovny:

We represent the Special Committee of the Board of Directors of R1 RCM Inc. (the “Company”). We are writing on behalf of the Company in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance, Office of Mergers & Acquisitions, dated September 25, 2024 (the “Comment Letter”) with respect to the above-referenced preliminary proxy statement on Schedule 14A (the “Preliminary Proxy”) and Schedule 13E-3 (the “Schedule 13E-3”), filed with the Commission on August 30, 2024 and September 3, 2024, respectively. This letter is being filed with the Commission electronically via the EDGAR system today.

In connection with the submission of this letter, the Company is filing Amendment No. 1 to the Preliminary Proxy (the “Amended Preliminary Proxy”), and the Filing Persons (as defined in the Schedule 13E-3) are filing Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”). The Amended Preliminary Proxy and the Amended Schedule 13E-3 reflect revisions made in response to the comments of the Staff and the updating of other information.

Securities and Exchange Commission

October 1, 2024

Set forth below is our response to the Staff’s comments as set forth in the Comment Letter. Please note that any reference to page numbers in our responses refer to the page numbers of the Amended Preliminary Proxy and the Amended Schedule 13E-3, as applicable. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Amended Preliminary Proxy and the Amended Schedule 13E-3, as applicable.

Preliminary Proxy Statement on Schedule 14A and Schedule 13E-3, filed on August 30, 2024 and September 3, 2024, respectively

General

1.

It appears that Mr. Joseph Flanagan is an affiliate of the Company and engaged in the Rule 13e-3 transaction. Please include Mr. Flanagan as a filing person in the Transaction Statement and provide all disclosure required from him as a filing person as a result of this comment.

Response: The Company respectfully acknowledges the Staff’s comment and submits that Mr. Flanagan is not a filing person for purposes of the Schedule 13E-3 because he does not control the Company or any of the Buyer Filing Parties within the scope of Rule 13e-3 and is not “engaged” in the transaction as contemplated by Rule 13e-3.

The Staff has set forth a two-prong test to determine filing person status under Rule 13e-3: (a) whether an entity or a person is an “affiliate” of the issuer within the scope of Rule 13e-3; and (b) whether such affiliate should be deemed to be engaged, directly or indirectly, in the going-private transaction.

Mr. Flanagan is not an “affiliate” of the Company or the Buyer Filing Parties within the scope of Rule 13e-3 because he does not exercise control over any of these entities.

Rule 13e-3(a)(1) defines an “affiliate” of an issuer as a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such issuer. Rule 12b-2 under the Exchange Act defines “control” to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

Mr. Flanagan is one of 17 members of the Company’s board of directors (the “Board”). Notably, Mr. Flanagan does not serve on the Board as the designee or representative of either of the Company’s two significant stockholders, TA and New Mountain, which collectively own approximately two-thirds of the outstanding Common Stock of the Company and have the right to nominate approximately two-thirds of the members of the Board. From January 1, 2023 to and including the date the transaction was approved by the Board, Mr. Flanagan was not an executive

Securities and Exchange Commission

October 1, 2024

officer of, and had no decision-making authority relating to, the Company (and had no decision-making authority with respect to the Merger) other than the right to vote on matters submitted to the Board. Further, as discussed in greater detail below, Mr. Flanagan’s equity ownership of the Company is very limited (approximately 1% of the Company’s outstanding equity). As such, Mr. Flanagan cannot be said to exercise control over the Company as required under Rule 13e-3(a)(1).

Similarly, Mr. Flanagan has never been an officer or employee or served on any board or committee of any of the Buyer Filing Parties, including any committee or board responsible for negotiating, authorizing and approving the terms and conditions of the Merger on behalf of TA-CD&R. Following the execution of the Merger Agreement, Mr. Flanagan began serving as a consultant to TA-CD&R to assist with transition and post-closing planning. In this role, he is acting as an independent contractor and has no executive or decision-making authority for the Company, the Buyer Filing Parties or TA-CD&R. The fact that Mr. Flanagan entered into an offer letter regarding the position of CEO following the transaction does not alter this analysis. In Exchange Act Release No. 34-16075, the SEC has clearly stated its view that “for the purpose of [transactions subject to Rule 13e-3], the Commission would not view a person as an affiliate of the purchaser solely because such person enters into or agrees to enter into a reasonable and customary employment agreement or is elected or there is an agreement to elect such person as an executive officer or director of the purchaser.” In addition, Mr. Flanagan will serve as a future member of the GP Board and as a member of the board of directors of the Surviving Corporation solely as a result of his position as the future CEO of the Surviving Corporation.

Because Mr. Flanagan cannot be said to control either the Company or any of the Buyer Filing Parties, he should not be deemed an affiliate of the Company within the scope of Rule 13e-3.

Mr. Flanagan is not “engaged in” the transaction in his personal capacity.

Whether an affiliate of an issuer should be deemed to be “engaged in” the transaction is dependent on the facts and circumstances of the transaction. See Compliance and Disclosure Interpretations (Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3) Section 201.05. Even though the Staff has published guidance regarding the determination of when a member of senior management of an issuer is “engaged in” a going-private transaction, we are unaware of specific guidance with respect to this determination that is applicable to a person, such as Mr. Flanagan, who serves solely as director of an issuer and has no role or authority as a member of senior management. As such, the below factors were considered in concluding that Mr. Flanagan is not personally “engaged in” the transaction as contemplated by Rule 13e-3.

Securities and Exchange Commission

October 1, 2024

No Involvement in the Negotiation of the Merger Agreement

With respect to his involvement in the process leading up to the signing of the Merger Agreement, Mr. Flanagan operated at all times subject to the authority of the Special Committee. In this regard, he (i) participated, at the request of the Special Committee, with management and the Special Committee’s financial advisors in the review of the April 5 Projections and two related meetings of the Special Committee, (ii) assisted, with the knowledge of the Special Committee, both TA-CD&R and New Mountain in their respective due diligence investigations of the Company and (iii) engaged, with the knowledge of the Special Committee, in discussions with representatives of both TA-CD&R and New Mountain with respect to a potential leadership role in the Company following a transaction.

Mr. Flanagan did not, nor did he have the authority on behalf of either side of the transaction to, engage in any discussions or negotiations relating to the terms or conditions of the transaction. As noted on page 43 of the Preliminary Proxy, Mr. Flanagan expressly declined the invitation of TA to act as a co-bidder and participate in such discussions and negotiations. Indeed, Mr. Flanagan learned of the proposed terms and conditions of the Merger Agreement (and the terms and conditions of the various bids submitted by each of New Mountain and TA-CD&R) solely in his capacity as a member of the Board and only after the approval of the terms and conditions of the Merger Agreement by the Special Committee.

Neutral Approach to Both TA-CD&R and New Mountain Bids

The fact that Mr. Flanagan engaged in discussions with both TA-CD&R and New Mountain regarding his role with the Company following a transaction is further evidence that Mr. Flanagan was not personally “engaged in” the transaction on behalf of TA-CD&R. As disclosed at multiple points in the Preliminary Proxy (see pages 43, 46, 48 and 49), Mr. Flanagan stated that he would be open to both supporting a transaction with either TA-CD&R or New Mountain and serving in a leadership role at the Company if the Company were to enter into a transaction with either bidder. Given Mr. Flanagan’s neutrality as between the bidders, he should not be considered as “engaged in” the transaction on behalf of either bidder.

Securities and Exchange Commission

October 1, 2024

No Material Equity Ownership

Further, as disclosed on page 20 of the Preliminary Proxy, Mr. Flanagan presently owns approximately 1% of the outstanding Common Stock of the Company. Upon the closing of the Merger, Mr. Flanagan, in his capacity as the newly appointed CEO of the Surviving Corporation, will have the right to acquire approximately 3% of the outstanding equity of the Surviving Corporation, with approximately 1% percent of the equity of the Surviving Corporation vesting immediately and the balance vesting based on various time and performance conditions. Mr. Flanagan’s failure to own a material amount of either the pre- or post-transaction equity of the Company is another indication that Mr. Flanagan is not “engaged in” the transaction in his individual capacity.

The Company also notes that given Mr. Flanagan’s position as a member of the Board, disclosure regarding his security ownership in the Company, individual interests in the transaction, and material transactions with the Company and the Buyer Parties is already fully disclosed in the Schedule 13E-3 currently on file with the Commission, because Instruction C to Schedule 13E-3 provides for the disclosure of virtually identical information for both directors and filing persons.

Based on the above facts and circumstances, the Company submits that Mr. Flanagan should not be deemed a “filing person” for purposes of the Schedule 13E-3.

2.	Please provide us your detailed legal analysis as to why CD&R is not included as a filing person in the Transaction Statement.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, we respectfully advise the Staff that neither CD&R nor any of its affiliates (collectively, “CD&R”) are required to be a filing person in the Transaction Statement, as none are affiliates of the Company for purposes of Rule 13e-3. As noted above, Rule 13e-3(a)(1) defines an “affiliate” of the issuer, in this case the Company, as a person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such issuer. Rule 12b-2 under the Exchange Act defines “control” to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise. Here, CD&R does not directly or indirectly, through one or more intermediaries or otherwise, control the Company and is not, directly or indirectly, through one or more intermediaries or otherwise, controlled by or under common control with the Company. Specifically, CD&R does not (i) hold any equity interests in the Company, (ii) have material relationships with the Company, (iii) have the right to representation on the Board or (iv) possess any direct or indirect power to cause the direction of the management and policies of the Company. Instead, CD&R negotiated and entered into an equity commitment letter and a limited payment guarantee and has agreed to participate with certain existing investors in the Company in the proposed acquisition.

Securities and Exchange Commission

October 1, 2024

Given CD&R’s commitment to participate in the Transactions and provide equity financing to Parent to fund a portion of the Merger Consideration, to protect its interest in the proposed transaction, CD&R negotiated written consent rights over certain actions by Parent or Merger Sub prior to the consummation of the proposed transaction, which consent rights are set forth in the Interim Investors Agreement included as Exhibit (d)(viii) of the Amended Schedule 13E-3. The Interim Investors Agreement sets forth certain terms and conditions governing the relationship among the parties thereto, which do not include the Company or any of its subsidiaries, prior to the Closing. It provides for, among other things and subject to certain limitations or exceptions therein, (i) the unanimous consent of the parties thereto to cause any action of Parent and Merger Sub, (ii) each party to use its reasonable best efforts to cooperate and cause to be take all action necessary or advisable to consummate and make effective the proposed acquisition, (iii) each party thereto to negotiate in good faith to enter into certain governance arrangements regarding Holdings GP including agreements ancillary thereto, (iv) the allocation of certain fees and expenses incurred by the parties thereto in connection with the Merger Agreement and the transactions contemplated thereby, (v) certain obligations of the parties thereto to negotiate, enter into and borrow under definitive agreements relating to the Debt Financing, on the terms set forth in the Debt Commitment Letters and (vi) each party thereto to negotiate in good faith to arrange for the terms of management’s employment, compensation and equity incentives. Neither the Company nor any of its subsidiaries is a party to the Interim Investors Agreement, and CD&R does not have, as a result of it being a party thereto or otherwise, any ownership interests in or any governance or control rights over the Company or its subsidiaries.

Furthermore, CD&R does not own any interests in Parent or Merger Sub, which are wholly owned by affiliates of TowerBrook.

CD&R does not contest that it is participating in the proposed acquisition. Rather, CD&R’s position is that it is not required to be a filing person in the Transaction Statement because nothing in the arrangements described above makes CD&R an affiliate of the Company.

Securities and Exchange Commission

October 1, 2024

Rule 13e-3(a)(1) further provides,

For the purposes of this section only, a person who is not an affiliate of an issuer at the commencement of such person’s tender offer for a class of equity securities of such issuer will not be deemed an affiliate of such issuer prior to the stated termination of such tender offer and any extensions thereof.

While the acquisition of the Company is structured as a merger, rather than a tender offer, the principle remains the same. CD&R was not rendered an affiliate of the Company by agreeing to participate as an equity investor in the proposed acquisition.

Rule 13e-3(d) requires a Schedule 13E-3 to be filed by an issuer or affiliate engaging in a Rule 13e-3 transaction. It does not require each person participating in a Rule 13e-3 transaction in which an issuer or an affiliate is engaged to file a Schedule 13E-3. Further, CD&R’s role in the transaction and the terms of the equity commitment letter are already fully disclosed in the Schedule 13E-3 currently on file with the Commission.

Therefore, we respectfully submit to the Staff that CD&R is not required to be identified as a filing person in the Transaction Statement because CD&R is not, and will not be at any time prior to the Closing of the proposed acquisition, an affiliate of the Company.

3.

We note the following disclosure in the Schedule 13E-3: “The information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.” This statement is inconsistent with the disclosures in the filing, including the required attestation that appears at the outset of the signature pages, and operates as an implied disclaimer of responsibility for the filing. Please revise or delete.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Filing Persons have revised the disclosure on page 3 of the Amended Schedule 13E-3.

Securities and Exchange Commission

October 1, 2024

4.

We note the description of the Debt Commitment Letters, starting on page 104 of the Proxy Statement, which along with the Equity Commitment Letter and available Cash on Hand will fund the Merger and the related Transactions. Please file the Debt Commitment Letters as exhibits to the Transaction Statement. See Item 16 of Schedule 13E-3 and Item 1016(b) of Regulation M-A.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has filed the Project Raven Commitment Amended and Restated Letter, dated as of August 27, 2024, by and among Raven Acquisition Holdings, LLC, Deutsche Bank Securities, Inc., Deutsche Bank AG New York Branch, Royal Bank of Canada, RBC Capital Markets and the other arrangers referenced therein as Exhibit (d)(iv) to the Amended Schedule 13E-3.

5.	Please provide the disclosure required by Item 12 of Schedule 13E-3 and Item 1012(e) of Regulation M-A with respect to the Company’s executive officers and directors.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the Preliminary Proxy to include the requested disclosure on page 101 of the Amended Preliminary Proxy, and the Filing Persons have revised the Schedule 13E-3 to include the requested disclosure on page 17 of the Amended Schedule 13E-3.

Summary Term Sheet, page 1

6.

Item 1001 of Regulation M-A requires that a summary term sheet briefly describe in bullet point format the most material terms of the proposed transaction. Please revise to shorten the ‘Summary Term Sheet’ and the ‘Questions and Answers About the Merger and the Special Meeting’ sections significantly while keeping the most material terms of the proposed Rule 13e-3 transaction.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised pages 1-18 of the Amended Preliminary Proxy as requested.

Background of the Merger, page 22

7.

The Special Committee initially required that any transaction proposals made by New Mountain and TA be made under the MFW Framework. We note that the Special Committee preserved its “flexibility to request the MFW Framework at a later time as a condition to submitting [a] proposal” when approving the May 6 Waiver, but there is no further mention of the MFW Framework in this section. Please revise to disclose any later consideration of structuring this Rule 13e-3 transaction under the MFW Framework and any related negotiations. See Item 8 of Schedule 13E-3 and Item 1014(c) of Regulation M-A.

Securities and Exchange Commission

October 1, 2024

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the Preliminary Proxy to include the requested disclosure on page 39 of the Amended Preliminary Proxy.

Reasons for the Merger; Recommendation of the Special Committee and the Board, page 52

8.

The factors listed in Instruction 2 to Item 1014 of Regulation M-A, paragraphs (c), (d) and (e) of Item 1014, and Item 1015 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to include the factor described in Item 1014(c) or explain why such factor was not deemed material or relevant to the fairness determination of the Special Committee and the Board. If the procedural safeguard in Item 1014(c) was not considered, please explain why the Special Committee and the Board believe that the Rule 13e-3 transaction is fair in the absence of such safeguard.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the Preliminary Proxy to include the requested disclosure on page 50 of the Amended Preliminary Proxy.

9.

See comment 8 above. We note that the Special Committee considered the analyses and conclusion underlying the opinions of Qatalyst Partners and Barclays in making its fairness determination and that the Board and Buyer Filing Parties considered and adopted the Special Committee’s analysis. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis as their own in order to satisfy the disclosure obligation under Item 8 of Schedule 13E-3 and Item 1014(b) of Regulation M-A. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the Special Committee ultimately adopted the Qatalyst Partners and Barclays analyses and opinions as its own. Alternatively, please briefly explain to us how the Company has satisfied its obligation to disclose the material factors upon which its fairness determination is based.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the Preliminary Proxy to include the requested disclosure on pages 52 and 53 of the Amended Preliminary Proxy.

Securities and Exchange Commission

October 1, 2024

10.

On a related note, please address how any filing person relying on the Qatalyst Partners and Barclays opinions was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinions addressed fairness with respect to (i) “holders of the Common Stock (other than the holders of the Excluded Shares)” and (ii) “holders of the Common Stock (other than the holders of Owned Company Shares and Dissenting Company Shares),” respectively, rather than all security holders unaffiliated with the Company. See Exchange Act Rule 13e-3(a)(4), Item 8 of Schedule 13E-3, and Item 1014(a) of Regulation M-A.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the Preliminary Proxy to include the requested disclosure on pages 52, 53 and 60 of the Amended Preliminary Proxy.

Opinion of Qatalyst Partners LP, page 61

11.

Please revise the ‘Summary of Qatalyst Partners’ Financial Analyses’ section to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples and values disclosed. For example, disclose (i) the fully diluted enterprise value and the estimated Adjusted EBITDA for the calendar year 2025, for each selected company that is the basis for the multiples disclosed on page 65 of the Proxy Statement with respect to the ‘Selected Companies Analysis’ and (ii) the fully diluted enterprise value, the last-twelve-months’ Adjusted EBITDA, and the consensus estimate of the next-twelve-months’ Adjusted EBITDA, for the target company in each selected transaction that is the basis for the multiples disclosed on page 66 of the Proxy Statement with respect to the ‘Selected Transactions Analysis.’

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the Preliminary Proxy to include the requested disclosure on pages 62 and 63 of the Amended Preliminary Proxy.

12.

We note in the ‘Selected Transactions Analysis’ that Qatalyst Partners used a range of LTM Adjusted EBITDA multiples from 12.0x to 16.0x and a range of NTM Adjusted EBITDA multiples ranging from 11.0x to 15.0x in calculating the implied value per share of Common Stock. Please explain why these multiple ranges are on the lower end of the multiples determined based on comparable transactions as shown in the table on page 66 of the Proxy Statement.

Securities and Exchange Commission

October 1, 2024

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the Preliminary Proxy to include the requested disclosure on page 64 of the Amended Preliminary Proxy.

13.

We note your summary of the Preliminary Qatalyst Partners Presentations beginning on page 67 of the Proxy Statement. Please revise this summary to include the procedures followed, the findings and recommendations, the bases for and methods of arriving at such findings and recommendations, any instructions that Qatalyst Partners received from the Special Committee, and any limitation imposed by the Special Committee on the scope of the investigation. See Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A. To the extent that one or more of the presentations are the same as other presentations that you have already described in the revised disclosure, provide a summary of material differences.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the Preliminary Proxy to include the requested disclosure on pages 65, 66 and 67 of the Amended Preliminary Proxy.

Opinion of Barclays Capital Inc., page 69

14.

See comment 11 above. Please revise the ‘Summary of Material Financial Analyses’ section to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples and values disclosed. For example, disclose (i) the enterprise value, the estimated adjusted EBITDA for the calendar year 2024 and 2025, and the resulting multiples for each selected company that is the basis for the summary table disclosed on page 73 of the Proxy Statement with respect to the ‘Selected Comparable Company Analysis’ and (ii) the enterprise value and the LTM EBITDA for the target company in each selected transaction as well as the resulting multiple for each selected transaction that is the basis for the summary table disclosed on page 74 of the Proxy Statement with respect to the ‘Selected Precedent Transaction Analysis.’

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the Preliminary Proxy to include the requested disclosure on pages 71, 72 and 73 of the Amended Preliminary Proxy.

15.

See comment 13 above. We note your summary of the Preliminary Barclays Presentations beginning on page 76 of the Proxy Statement. Please revise this summary to include the information required by Item 1015(b)(6) of Regulation M-A.

Securities and Exchange Commission

October 1, 2024

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the Preliminary Proxy to include the requested disclosure on pages 75, 76 and 77 of the Amended Preliminary Proxy.

Certain Effects of the Merger for the Buyer Filing Parties, page 84

16.

Please revise to state, in dollar amounts and percentages, each individual affiliate’s specific interest in the Company’s net book value and net earnings before and after the Rule 13e-3 transaction, or otherwise advise. See Instruction 3 to Item 1013 of Regulation M-A.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the Preliminary Proxy to include the requested disclosure on pages 84 and 85 of the Amended Preliminary Proxy.

Unaudited Prospective Financial Information, page 85

17.	Please revise to include the full Unaudited Prospective Financial Information instead of providing summaries of these projections.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the Preliminary Proxy to include the requested disclosures on pages 87, 88 and 89 of the Amended Preliminary Proxy.

Financing of the Merger, page 103

18.

We note the description of the Debt Commitment Letters, starting on page 104 of the Proxy Statement. Please expand upon the summary of these letters to include the collateral (if any) and the stated and effective interest rates. For example, specify the “base rate” and “applicable margin” referenced in this section. See Item 10 of Schedule 13E-3 and Item 1007(d)(1) of Regulation M-A.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the Preliminary Proxy to include the requested disclosure on page 105 of the Amended Preliminary Proxy.

Securities and Exchange Commission

October 1, 2024

The Merger Agreement, page 117

19.

We note that the first and second paragraph of this section state that the provided summary of the Merger Agreement “does not purport to be complete.” Please revise to remove the implication that this summary is not complete. While you may include appropriate disclaimers concerning the nature of a summary generally, it must be complete in describing all material terms of the Merger Agreement. You can direct investors to read Annex A to the Proxy Statement for a more complete discussion.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on page 118 of the Amended Preliminary Proxy.

Selected Historical Consolidated Financial Data, page 144

20.

In circumstances where the registrant elects to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A, all the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise your disclosure to include a summary of the Company’s income (loss) for the six months ended June 30, 2024 as reported in the Quarterly Report on Form 10-Q filed on August 7, 2024. See Item 1010(a)(2) and (c)(1) of Regulation M-A as well as Rule 1-02(bb)(1)(ii) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the Preliminary Proxy to include the requested disclosure on pages 145 and 146 of the Amended Preliminary Proxy.

Certain Transactions in the Shares of Common Stock, page 150

21.

We note the disclosure on page 150 of the Proxy Statement that “neither the Buyers nor TA or their respective affiliates have purchased any shares of Common Stock during the past two years.” Please revise to indicate whether the Company has purchased any shares of its Common Stock during the past two years, and if so, provide the disclosure specified in Item 1002(f) of Regulation M-A. For example, we note that the Company repurchased 2,080,518 shares of its Common Stock in 2022 under a repurchase program per the Company’s Annual Report on Form 10-K filed on February 27, 2024.

Securities and Exchange Commission

October 1, 2024

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the Preliminary Proxy to include the requested disclosure on page 152 of the Amended Preliminary Proxy.

* * * * *

Securities and Exchange Commission

October 1, 2024

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments with respect to this matter, please contact the undersigned at (617) 573-4816.

Sincerely,

/s/ Laura Knoll
Laura Knoll

Enclosures

cc:	Sean Radcliffe, General Counsel

Graham Robinson, Skadden, Arps, Slate, Meagher & Flom LLP

Faiz Ahmad, Skadden, Arps, Slate, Meagher & Flom LLP

Robert M. Hayward, P.C., Kirkland & Ellis LLP

Sarkis Jebejian, P.C., Kirkland & Ellis LLP

Bradley C. Reed, P.C., Kirkland & Ellis LLP